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                              March 25, 2022

       Jonathan Duskin
       CEO and PM
       Macellum Capital Management LLC
       99 Hudson Street, 5th Floor
       New York, NY 10013

                                                        Re: SpartanNash Co
                                                            Preliminary Proxy
Statement on Schedule 14A filed by Macellum Hudson
                                                            Fund, LP et al.
                                                            Filed March 18,
2022
                                                            File No. 0-31127

       Dear Mr. Duskin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       The Board Has Overseen Long-Term Share Price Underperformance, page 10

   1.                                                   Footnote 2 to the table
on page 10 refers to the 14 companies identified therein as    ISS
                                                        Peers    and    ISS
Peer Group.    Please revise the footnote to clarify whether ISS in fact
                                                        identified this set of
companies as the Company   s peers. It is our understanding that this
                                                        is not the same peer
group identified by ISS for the Company   s 2021 Annual Meeting of
                                                        Shareholders.
       We Have Concerns with the Board's Ineffective Succession Planning, page
12

   2. The following statement appears to impugn the character, integrity and personal reputation of Messrs.
Sarsam and Monaco without adequate factual foundation:

                                                                 Neither Mr.
Sarsam nor Mr. Monaco have grocery experience and a review of their
 Jonathan Duskin
FirstName  LastNameJonathan
Macellum Capital  ManagementDuskin
                             LLC
Comapany
March      NameMacellum Capital Management LLC
       25, 2022
March2 25, 2022 Page 2
Page
FirstName LastName
              prior respective roles at Borden Dairy indicates that they drove that company into bankruptcy.

         Please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. In addition, as to matters for which the
         Investor Group does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express.
         Please refer to Note (b) to Rule 14a-9.
We Believe Meaningful Board Change and a Strategic Alternatives Process is in the Best
Interests of All Shareholders, page 13

3.       This section states that the Investor Group has    nominated three
highly qualified
         directors.    It is our understanding that on December 8, 2021,
Macellum Home Fund, LP
         delivered notice to the Company of its intent to nominate five candidates for election to the Board of Directors at the 2022 Annual Meeting and as of the date of the filing of the
         Investor Group   s proxy statement, the Company has not received
notice from Macellum
         Home Fund, LP that it has withdrawn two of its nominees. Please advise or revise to clarify.
Proposal No. 2 Advisory Vote on Named Executive Officers Compensation, page 20

4.       Disclosure on this page indicates that    [d]uring the same period,
the Company   s top five
         executives took home $59.4 million or a 63% increase in compensation, while EBITDA
         barely increased.    Please clarify whether the reference to $59.4
million reflects the
         change in compensation between fiscal 2020 and 2014, similar to the 63% reference, or instead reflects the aggregate compensation received by the officers for fiscal years 2014 through 2020.
5.       Page 20 also includes the statement    [i]n its evaluation of the
Company   s executive
         compensation plan for the 2021 Annual Meeting   [ISS] noted its
concern, highlighting
         Mr. Sarsam   s high compensation as well as single-trigger equity
vesting arrangements
         that, upon a change-in-control, may result in an economic windfall to
the Company   s
         executive officer.    It is our understanding that the ISS Report did
not state or imply that
         Mr. Sarsam   s compensation was    high.    In contrast, the ISS
Report presented
         information that the median CEO pay of the Company   s    ISS Selected
Peer Group    was
         2.5x higher than Mr. Sarsam   s total compensation. Further, ISS
reported that the
         Company   s named executive officers had change-in-control severance agreements with
            double-trigger    cash severance triggers and that those few
Company equity award
         arrangements that had    single-trigger    vesting were legacy equity
awards adopted before
         2016. Please advise or revise.
 Jonathan Duskin
Macellum Capital Management LLC
March 25, 2022
Page 3
6.     Disclosure on this page also states that    [i]n our view, the Company
s compensation plan
       for named executive officers lacks alignment with shareholders, which may be the result
       of a Board that lacks any significant ownership in the Company     in
fact, the current
       directors own less than 0.1% of the Company   s outstanding stock.    It
is our
       understanding that the Company   s current directors own 1.42% of the
Company   s
       common stock in aggregate based on the number of outstanding shares as of February 28,
       2022 and based on the Company   s definitive proxy statement for the
2021 Annual
       Meeting of Shareholders and Form 4s subsequently filed by the Company s current directors. Please advise or revise.
Incorporation by Reference, page 26

7. Please advise us when the Investor Group anticipates distributing the proxy statement.
       Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Investor Group will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.
General

8. We note disclosure throughout the proxy statement that the Investor Group will be distributing a white proxy card. We also note that in a press release filed on February 7,
       2022 as soliciting material pursuant to Exchange Act Rule 14a-12 on Form 8-K, the
       Company stated that it intended to file a proxy statement and accompanying white proxy card in connection with its solicitation of proxies for the 2022 annual meeting of shareholders. Please advise whether the Investor Group intends to use a color of proxy card other than white.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                               Sincerely,
FirstName LastNameJonathan Duskin
                                                               Division of
Corporation Finance
Comapany NameMacellum Capital Management LLC
                                                               Office of
Mergers & Acquisitions
March 25, 2022 Page 3
cc:       Elizabeth Gonzalez-Sussman
FirstName LastName